Exhibit 99.7

PEOPLES COMMUNITY BANCORP, INC.

BENEFICIAL OWNER ELECTION FORM

Note:  You need not submit this form unless subscription rights are to be exercised. Subscriptions may not be revoked. In order to elect the Oversubscription Privilege, all shares which may be purchased by you through your subscription rights must be subscribed for below. The amount of shares you may subscribe for pursuant to the Oversubscription Privilege is subject to availability of shares, and is subject to proration, if necessary. No person is permitted to purchase shares of Peoples Community Bancorp’s common stock in the offering which, when added to current holdings, would exceed 9.9% of the total number of Peoples Community Bancorp’s outstanding shares after the offering.

The undersigned acknowledge(s) receipt of your letter and the enclosed Prospectus and other materials relating to the offering of non-transferable subscription rights to purchase shares of common stock of Peoples Community Bancorp, Inc. This provides instruction to you on the exercise of subscription rights pursuant to the terms and subject to the conditions set forth in the Prospectus.

☐            Please DO NOT EXERCISE RIGHTS for common stock.

OR

☐            Please EXERCISE RIGHTS for common stock as set forth below:

Number of shares of PCBI currently held              -

	Number of Shares		Share Price		Total Due

Exercise of Subscription Rights:		x	$	=	$
Oversubscription Privilege Election:		x	$	=	$
Total Payment Required (sum of the above)		x	$	=	$

TOTAL PAYMENT REQUIRED IS SUBMITTED AS FOLLOWS:

Payment enclosed	$

Please deduct payment from the following account(s) maintained with you:

Account No.	Amount to Deduct	$

Account No.	Amount to Deduct	$

Signature(s)

Print Name(s)	Office Use Only	Check #
	Date Rec’d /	Ck. Amt.
	Batch # - Order #	Sub

Date , 2004